DIGITAL DEVELOPMENT PARTNERS, INC.

3505 Yucca Drive – Suite 104

Flower Mound, Texas 75028

February 16, 2021

VIA EDGAR

Sherry Haywood, Staff Attorney
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Digital Development Partners, Inc. (the “Company”)
           Post-qualification Amendment to
           Offering Statement on Form 1-A (the “Post-Qualification Amendment”)
           Filed February 10, 2021
           Commission File No. 024-11215

Dear Ms. Haywood:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified February 17, 2021, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

- should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

- the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ FABIAN G. DENEAULT
Fabian G. Deneault
President
Digital Development Partners, Inc.